09040910

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
APR - 1 2009
Washington, DC
110

SEC FILE NUMBER
8- 53468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COHEN & COMPANY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 ARCH STREET, 17TH FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT DOBIE (215) 701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET ST., TWO COMMERCE SQUARE, SUITE 3100 PHILADELPHIA, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert D. Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen & Company Securities, LLC, as of December 31st, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joanne Meyers, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires April 29, 2012
Member, Pennsylvania Association of Notaries

Joanne Meyers
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC)

December 31, 2008

Contents

GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Certified Public Accountants

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) (the "Company"), as of December 31, 2008, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company Securities, LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 3-E and 5 to the financial statements, the Company has adopted Financial Accounting Standards Board Statements (FASB) No. 157, *Fair Value Measurements*, and FASB No. 159, *The Fair Value Option for Financial Assets and Liabilities - an Amendment of FASB Statement No. 115*, on January 1, 2008.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 25, 2009

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Financial Condition

December 31, 2008

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	7,095
Deposits with clearing brokers		205
Receivables		486
Due from broker		3,952
Investments - trading		13,438
Other investments - fair value		2,255
Other assets		40
Total assets	$	27,471
Total liabilities and member's equity		
Accounts payable and other liabilities	$	2,618
Due to broker		2,063
Due to related parties		525
Total liabilities		5,206
Member's equity		22,265
Total liabilities and member's equity	$	27,471

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Operations

For the Year Ended December 31, 2008
(Dollars in thousands)

Revenues		
New issue	$	2,873
Net trading		16,158
Principal transactions and other income		(2,182)
Total revenues		16,849
Operating expenses (including amounts allocated from Parent)		
Compensation and benefits		11,981
Business development, occupancy, equipment		887
Professional services and other operating		4,637
Total operating expenses		17,505
Net loss	$	(656)

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Changes in Member's Equity

For the Year Ended Decemeber 31, 2008

(Dollars in thousands)

	Member's capital	Accumulated other comprehensive (loss) income	Total	Comprehensive loss
Balance at December 31, 2007	$ 46,899	$ 22	$ 46,921	$ -
Cumulative effect adjustment for the adoption of SFAS 159	22	(22)	-	
Distributions	(24,000)	-	(24,000)	-
Net loss	(656)	-	(656)	(656)
Balance at December 31, 2008	$ 22,265	$ -	$ 22,265	$ (656)

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a wholly owned subsidiary of Cohen Brothers, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2008

(Dollars in thousands)

Cash flows from operating activities		
Net loss	$	(656)
Adjustment to reconcile net loss to net cash used in operating activities		
Unrealized loss on investments-fair value		6,078
Changes in operating assets and liabilities:		
Increase in deposits with clearing brokers		(3)
Decrease in receivables		1,105
Increase in due from broker		(1,034)
Increase in due to broker		1,921
Purchases and sales of investments,net		12,098
Decrease in accounts payable and accrued expense		(5,793)
Decrease in due from related parties		21,992
Decrease in due to related parties		(35,875)
Net cash used in operating activities		(167)
Cash flows used in financing activities		
Distributions		(24,000)
Net cash used in financing activities		(24,000)
Net decrease in cash and cash equivalents		(24,167)
Cash and cash equivalents at the beginning of the year		31,262
Cash and cash equivalents at the end of the year	$	7,095

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer, which comprises several classes of services, including securities brokerage and investment banking. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation.

The Company is a wholly owned subsidiary of Cohen Brothers, LLC (the "Parent Company"). The Company engages in fixed income securities sales and trading resulting in interest income and interest expense and gains and losses on secondary trading activities, origination of corporate debt issues, and new issue securitizations. The Company's fixed income sales and trading group provides trade execution to corporate and institutional investors. The Company specializes in the following products: high grade corporate bonds, asset backed securities, collateralized loan obligations, mortgage-backed securities, trust preferred securities, whole loans, and other structured financial instruments including CDO Securities. The Company believes that it is one of the most active participants in the brokering of trust preferred securities and other structured financial instruments due to its knowledge of the transactions and relationships it maintains with institutional investors in these securities.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Deposits with Clearing Brokers*

Deposits with clearing brokers consist of funds deposited with Mesirow Financial, Inc. and RBC Dain Rauscher, Inc., the Company's clearing brokers, to support the Company's securities trading activities.

D. *Due from broker/due to broker*

Due from broker consists of the following: receivables for security sales and riskless trades made with various counterparties that had not yet settled at December 31, 2008. Due to broker consists of the following: payables to counterparties for security purchases that had not yet settled at December 31, 2008, which are due to different counterparties than the due from broker amounts.

(Dollars in thousands)

E. *Adoption of New Accounting Standards*

Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS No. 157"), which was issued by the Financial Accounting Standards Board ("FASB") in September 2006. The Company also adopted on January 1, 2008 the SFAS No. 157 related FASB Staff Positions ("FSPs") described below. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The new definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). The Company applied the provisions of SFAS No. 157 prospectively to financial assets and financial liabilities that are required to be measured at fair value under existing U.S. GAAP. Upon adoption of SFAS No. 157, the Company did not record a cumulative effect adjustment of applying SFAS No. 157 to opening member's equity, as the Company already had previously recorded its assets and its liabilities at fair value. See note 5 for additional information regarding SFAS No. 157.

In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP FAS 157-2"), which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for certain nonfinancial assets and nonfinancial liabilities. Examples of applicable nonfinancial assets and nonfinancial liabilities to which FSP FAS 157-2 applies include, but are not limited to:

- Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination that are not subsequently remeasured at fair value (nonrecurring fair value measurements);

- Reporting units measured at fair value in the goodwill impairment test as described in SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), and nonfinancial assets and nonfinancial liabilities measured at fair value in the SFAS No. 142 goodwill impairment test, if applicable; and

- Nonfinancial long-lived assets measured at fair value for impairment assessment under SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets.*

As a result of the issuance of FSP FAS 157-2, the Company did not apply the provisions of SFAS No. 157 to the nonfinancial assets and nonfinancial liabilities within the scope of FSP FAS 157-2.

In October 2008, the FASB issued FSP FAS 157-3, *Determining Fair Value of a Financial Asset in a Market That Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarified the application of SFAS No. 157 in a market that is not active. It demonstrated how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective immediately upon issuance, including prior periods for which financial statements had not been issued, and therefore the Company is subject to the provision of the FSP effective September 30, 2008. The implementation of this standard did not affect the Company's fair value measurement as of December 31, 2008. However, this is an ongoing assessment and it may impact the Company's financial statements in the future.

(Dollars in thousands)

Fair Value Option for Financial Assets and Financial Liabilities

In conjunction with the adoption of SFAS No. 157, the Company also adopted on January 1, 2008 SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("SFAS No. 159"), which was issued by the FASB in February 2007. This standard provides companies the option of reporting certain instruments at fair value (with changes in fair value recognized in the statement of operations) which were previously either carried at cost; not recognized on the financial statements; or carried at fair value with changes in fair value recognized as a component of equity rather than in the statement of operations. The election is made on an instrument-by-instrument basis and is irrevocable. SFAS No. 159 provides entities with a one-time opportunity, upon initial adoption of this statement, to elect the fair value option for existing eligible items. Upon such election, any differences between the beginning carrying amount of the selected item and its fair value as of the effective date would be included in the cumulative effect adjustment to beginning member's equity and all subsequent changes in fair value for the instrument would be reported in earnings.

The Company elected to apply the fair value option to the Company's available for sale securities. See note 5 for the information regarding the effects of applying SFAS No. 159 on the Company's consolidated financial statements for the year ended December 31, 2008. The changes in fair value of these instruments are recorded in net trading in the consolidated statement of operations. See note 3-G for further information.

F. *Investments*

The Company accounts for its investment securities in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS No. 115"). This statement requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased.

The Company has had no securities classified as held to maturity. Prior to the adoption of SFAS No. 159, the Company had securities classified as available for sale. However, effective January 1, 2008, all securities are classified as investments-fair value and are recorded at fair value (which includes securities formerly classified as trading or available for sale). The determination of fair value is based on independent market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

When the Company acquires an investment, a distinction is made that impacts our accounting treatment. If the investment is acquired as part of the initial issuance of the security, this is referred to as an investment in a Primary Issuance. On the other hand, if the investment is acquired subsequent to its initial issuance, this is referred to as a Secondary Issuance or Secondary Market acquisition.

Primary Issuance securities are classified as other investments - fair value in the statement of financial condition and carried at fair value. Unrealized and realized gains and losses on Primary Issuance securities are recorded in principal transactions and other income in the statement of operations.

Secondary Issuance securities are classified as investments - trading in the statement of financial condition and carried at fair value. Unrealized and realized gains and losses on Secondary Issuance securities are recorded in net trading in the statement of operations.

G. Revenue Recognition

New issue: New issue revenue includes: (i) origination fees for corporate debt issues originated by us and (ii) securitization revenues associated with arranging new debt offerings collateralized by assets.

Principal transactions and other income: Principal transactions include: realized and unrealized gains and losses and interest and dividend income on investments classified as other investments - fair value in the statement of financial condition. These are recognized on a trade date basis. All securities are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, an estimate based on the net asset value ("NAV") of the investment fund or permanent capital vehicle or, when such quotations are unavailable, and valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Other income includes foreign currency gains and losses and interest earned on cash and cash equivalents which is recognized on the accrual basis.

Net trading: Net trading includes: (i) realized and unrealized gains and losses and interest income and interest expense on investments classified as investments - trading in the statement of financial condition; and (ii) commissions and riskless trading profits. Riskless principal trades are transacted through our proprietary account with a customer order in hand, resulting in little or no market risk to us. Transactions are recognized on a trade date basis. The investments are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, or, when such quotations are unavailable, valuation models prepared by our management. The models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense, which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

H. Corporate Overhead Allocation

The Parent Company allocates certain indirect expenses to the Company. See note 11-A.

I. Other Comprehensive Income

The Company reports all changes in comprehensive income in the statement of changes in member's equity. Comprehensive income includes net income and unrealized gains or losses on securities classified as available for sale.

J. Recent Accounting Developments

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), *Business Combinations* ("SFAS No. 141(R)"). The objective of this statement is to improve the comparability of the information that a reporting entity provides in its financial reports about a business combination. To achieve these objectives, SFAS No. 141(R) establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business

(Dollars in thousands)

combination. This statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in this statement. SFAS No. 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this statement are not to be adjusted upon application of this statement.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements-an Amendment of Accounting Research Bulletin No. 51* ("SFAS No. 160"). SFAS No. 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements (as opposed to as a liability or mezzanine equity). SFAS No. 160 also changes the way the statement of operations is presented by requiring net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the statement of operations, of the amounts of net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 requires that a parent recognize a gain or loss in statement of operations when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The adoption of SFAS No. 160 is not expected to have any material effect on the Company's financial condition or results of operations.

In February 2008, the FASB directed the FASB staff to issue FSP No. FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP FAS 140-3"), to address situations where assets purchased from a particular counterparty and financed through a repurchase agreement with the same counterparty can be considered and accounted for as separate transactions. Under FSP FAS 140-3, it is presumed that an initial transfer of a financial asset and a repurchase are considered part of the same arrangement, known as a linked transaction. However, if certain criteria are met, the initial transfer and repurchase financing may not be evaluated as a linked transaction and must be evaluated separately under SFAS No. 140. FSP FAS 140-3 will be effective for financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Company did not enter into any collateralized securities transactions during the year ended December 31, 2008 or as of December 31, 2008. The Company's adoption of FSP No. FAS 140-3 will not have an impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS No. 161"). This statement provides for enhanced disclosures about how and why an entity uses derivative instruments and where those derivatives and related hedged items are reported in the entity's financial statements. SFAS No.161 is effective for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 requires only additional disclosures concerning derivatives and hedging activities, adoption of SFAS No. 161 will not affect the Company's financial position, results of operations, or cash flows. The Company did not enter into any derivative arrangements during the year ended December 31, 2008 or as of December 31, 2008.

(Dollars in thousands)

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles,* ("SFAS No. 162"). SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The hierarchy within SFAS No. 162 is consistent with that previously defined in the AICPA Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles* (SAS No. 69). SFAS No. 162 is effective 60 days following the United States Securities Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to remove the GAAP hierarchy from the auditing standards, specifically AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.* The Company does not expect SFAS No. 162 to have an impact on its financial condition and results of operations as the Company has historically utilized the guidance within SAS.

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN 45-4, *Disclosure about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.* The FSP requires enhanced disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to require additional disclosure about the current status of the payment/performance risk of a guarantee as of the date of the statement of financial position and excludes disclosures by sellers of credit derivative instruments that are covered under this FSP. FSP FAS No. 133-1 and FIN 45-4 is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. The FSP is effective for financial statements issued for reporting periods ending after November 15, 2008. The Company currently does not hold any credit default swap arrangements in which it is the buyer or the seller of protection. Since FSP FAS No. 133-1 and FIN 45-4 only requires additional disclosures concerning credit derivatives and guarantees, adoption of FSP FAS No. 133-1 and FIN 45-4 will not affect the Company's financial condition, results of operations or cash flows.

On January 12, 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20* ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets* ("EITF 99-20"), which required the recognition of an impairment charge when the present value of the anticipated cash flows of a security, such as a mortgage or asset backed security or interest only security, declined below the last periodic estimate. FSP EITF 99-20-1 aligns the impairment guidance of EITF 99-20 with that of SFAS No. 115 and other related guidance. The FSP retains and emphasizes the objective of an other than temporary assessment and the related disclosure requirements in SFAS No. 115. The FSP is effective for interim and annual periods ending after December 15, 2008 and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have an impact to the Company's financial statements.

K. Due to/from Related Parties

The Company has an expense sharing arrangement with the Parent Company and periodically borrows from or advances money to the Parent Company. In addition, the Company periodically takes advance from or advances money to other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

(Dollars in thousands)

4. RECEIVABLES

Receivables at December 31, 2008 consist of:

RECEIVABLES		
Receivables from clearing brokers	$	216
Accrued interest receivable		225
Reimbursable CDO costs		45
	$	486

Receivables from clearing brokers are of a routine and short term nature. Accrued interest receivable represents interest accrued on the Company's investment securities. Reimbursable CDO costs represent various fees paid by the Company that will be reimbursed by the CDO Entity.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted the provisions of SFAS No. 157 and SFAS No. 159 in the first quarter of 2008.

Fair Value Measurements

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under SFAS No. 157 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability;
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

The Company's investments-trading and other investments-fair value are measured at fair value on a recurring basis. The following table indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE MEASUREMENTS INVESTMENTS - TRADING & OTHER INVESTMENTS - FAIR VALUE	
Fair value at December 31, 2008	$ 15,693
Level 1	50
Level 2	12,578
Level 3	3,065
Total	$ 15,693

The following provides a brief description of the types of financial instruments the Company has, the methodology for estimated fair value, and the level within the hierarchy of the estimate.

Equity Investments in Publicly Traded Companies: These are securities which are traded on a recognized liquid exchange. The closing price of the security as of the reporting date is used to determine fair value. This is considered a Level 1 value in the hierarchy.

CDO Securities: For CDO Securities which are bought and held for the purpose of selling in the near term, the fair value is generally based on obtaining independent market quotations from at least two broker dealers and a price within the range of the two or three dealers is used and is generally classified within Level 2 of the valuation hierarchy. In the absence of two broker dealer market quotations, a single broker market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within Level 3 of the valuation hierarchy. If quotations are unavailable, valuation models prepared by the Company's management are used. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy.

(Dollars in thousands)

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the twelve months ended December 31, 2008:

LEVEL 3 INPUTS INVESTMENTS - TRADING & OTHER INVESTMENTS - FAIR VALUE		
Level 3 Fair Value at January 1, 2008	$	19,995
Net realized/unrealized gains losses included in net trading		(4,906)
Net realized/unrealized gains losses included in principal transactions		(318)
Purchases, sales, returns of principal, net		(5,130)
Net transfers in/(out)		(6,576)
Level 3 Fair Value at December 31, 2008	$	3,065
Unrealized gain / (loss) still held at December 31, 2008 (1)	$	(3,350)

(1) Represents the amount of total gains or losses for the period included in earnings, attributable to the change in unrealized gains (losses) relating to the assets classified as Level 3 that are still held at December 31, 2008.

Level 3 investments include a real estate investment trust preferred CDO of $2,500, an asset backed security CDO of $500, and a bank trust preferred security of $65. During the twelve months ended December 31, 2008, the Company wrote down to zero an ABS CDO security it owned. This was treated as an other than temporary impairment. The Company realized a loss of $2,941 which was included in net trading in the statement of operations. The change in unrealized loss related to this security was reversed. The transfers out of Level 3 for the twelve months ended December 31, 2008 was primarily attributable to the ability to obtain at least two independent broker market quotations and to corroborate the market quotes in a non-active market.

Fair Value Option

Detailed below are the December 31, 2007 carrying values prior to the adoption of SFAS 159, the cumulative effect adjustment recorded to opening member's equity and the fair values (that is the carrying values at January 1, 2008 after adoption) for those items that were selected for fair value option accounting:

(Dollars in thousands)

CUMULATIVE EFFECT ADJUSTMENT FOR THE ADOPTION OF SFAS No. 159 ON JANUARY 1, 2008

	December 31, 2007 (Carrying value prior to adoption)	Cumulative effect adjustment to January 1, 2008 member's capital	January 1, 2008 Carrying Value after adoption
Assets			
Investments - trading & other investments - fair value	$ 33,770	$ 99 (a)	$ 33,869
Investments - available for sale	$ 99	(99) (a)	-
		$ -	
Member's equity			
Other comprehensive loss	22	(22) (b)	-
Member's capital	46,899	22 (b)	46,921
Cumulative effect of adoption of the fair value option		$ -	

(a) Fair value option elected for investments - available for sale. These investments were recorded at fair value.

(b) Reclassification of accumulated comprehensive loss on available for sale securities to member's capital.

The Company elected the fair value option for its investments in available for sale securities to simplify the accounting, as this election reduces the burden of the monitoring of differences between the cost and the fair value of the Company's investments, including the assessment as to whether declines are temporary in nature and to further remove an element of management judgment. The SFAS 159 election does not amend the carrying value of the Company's previously classified investments in available for sale securities, as they already were carried at fair value.

The Company's investments primarily consist of CDO Securities as of December 31, 2008. The following table provides a detail of these investments by rating category as well as one publicly traded equity security included in the Company's investments:

INVESTMENTS - TRADING & OTHER INVESTMENTS - FAIR VALUE

Fitch Rating Category	Cost	Carrying Value	Unrealized Gain/(Loss)
AA	8,490	4,187	(4,303)
AA-	69	69	-
A+	360	363	3
A-	4,681	1,559	(3,122)
BBB+	16,809	6,750	(10,059)
BBB	4,352	2,059	(2,293)
CCC-	250	500	250
Not rated	881	156	(725)
Total CDO Securities	35,892	15,643	(20,249)
Public equity securities	77	50	(27)
	$ 35,969	$ 15,693	$ (20,276)

(Dollars in thousands)

In, addition, the Company owns one CDO security that is not reflected in the above table, which the Company wrte down to zero. This was treated as an other than temporary impairment. The Company realized a loss of $2,941 which is included in net trading in the consolidated statements of operations.

The Company generally values the securities by obtaining independent market quotations. These investments were obligations of 11 CDOs. Defaults of any individual CDO issuer would have a material negative impact and result in significant loss to the Company.

6. RETIREMENT PLAN AND SHARE BASED COMPENSATION EXPENSE

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $51 for the year ended December 31, 2008.

Compensation and benefits expense includes share based compensation expense of $1,398 related to the vesting of shares of the Parent Company issued to Parent Company employees who are allocated to the Company. The Company records this compensation expense and reimburses the Parent Company.

7. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes. However, it is subject to entity level income taxes in several local and state jurisdictions.

8. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $347 as of December 31, 2008. As of December 31, 2008 the Company's adjusted net capital was $15,361 which exceeds the minimum requirements by $15,014.

9. RESERVE REQUIREMENTS

As of December 31, 2008, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

10. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Mesirow Financial, Inc. whereby Mesirow Financial, Inc. acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a $100 deposit throughout the life of the contract.

The Company has an agreement with RBC Dain Rauscher, Inc. whereby RBC Dain Rausher, Inc. acts as clearing broker for the Company. Under this agreement, the Company is required to maintain a $100 deposit throughout the life of the agreement.

(Dollars in thousands)

The Company is party to litigation commenced in 2009 in the United States District Court for the Northern District of Illinois under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc. v. Delores E. Rodriguez, Barry C. Mohr, Jr., Jacques de Saint Phalle, Keefe, Bruyette & Woods, Inc., and Cohen & Company Securities, LLC.* The plaintiff in this case is the Liquidation Trustee for the Estate of Sentinel Management Group, Inc., or Sentinel, which filed a bankruptcy petition in August 2007. The liquidation trustee alleges that the Company sold Sentinel securities, mainly collateralized debt obligations, that the trustee contends were unsuitable for Sentinel and that Cohen violated Section 10(b) of the Exchange Act and Rule 10b-5. The complaint also seeks relief under the Illinois Blue Sky Law, the Illinois Consumer Fraud Act, the United States Bankruptcy Code, and under common law theories of negligence and unjust enrichment. Cohen is vigorously defending the claims.

11. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2008. The transactions are listed by related party.

A. The Parent Company

The Company maintains an expense sharing arrangement with the Parent Company, which was entered into in 2006. Under this arrangement, the Parent Company allocated expenses that indirectly benefit the Company based on the Company's revenue as a percentage of the Parent Company's consolidated revenue. The Company incurred expense of $3,172 for the year ended December 2008 under this arrangement.

As of December 31, 2008, the Company had net amounts due to the Parent Company of $525 which represented the entire amount included as due to related parties in the Company's statement of financial condition.

The Parent Company issued share based compensation to certain Parent Company employees who are allocated to the Company. The Company incurred $1,398 of expense related to this arrangement and reimbursed the Parent Company. See note 6.

The Company made distributions to the Parent Company of $24,000 for the year ended December 31, 2008 and included it as distributions in the Statement of Changes in Member's Equity.

B. Chadwick Securities, Inc., a registered broker dealer subsidiary of Resource America, Inc. ("REXI")

REXI is a publicly traded specialized asset management company in the commercial finance, real estate and financial fund management sectors. It has been identified as a related party because (1) the chairman of the board of REXI is the father of the Parent Company's chairman and the principal of the majority member of the Parent Company; and (2) the chief executive officer of REXI is the brother of the Parent Company's chairman and the principal of the majority member of the Parent Company. In May 2008, the Company paid a fee of $231 to Chadwick Securities for its services as the introducing agent for a transaction in which the Company purchased securities from an investment bank. The Company recognized this as a component of the purchase price of the security.

(Dollars in thousands)

C. RAIT Financial Trust ("RAIT")

RAIT is a publicly traded REIT. It has been identified as a related party because (1) the CEO of RAIT is also the chairman and the principal of the majority member of the Parent Company; and (2) the chairperson of RAIT is the mother of the chairman and the principal of the majority member of the Parent Company. In October 2008, the Company executed a riskless trade where by it purchased $25,000 principal amount of RAIT trust preferred securities from an unrelated third party for $5,180 and immediately sold these securities to RAIT for $5,250. The Company recognized $70 of net trading revenue related to this transaction.

D. Other

From time to time, the Company provided certain brokerage services to employees of the Parent Company in the ordinary course of business. The Company recognized approximately $34 of net trading revenue from these activities during 2008.

12. CONCENTRATION OF CREDIT RISK

As of December 31, 2008, the Company held approximately $1,230 of its cash and cash equivalents with TD Commerce Bank, $1,318 with Bank of New York, $2,218 with RBC, and $2,327 with Merrill Lynch. If any of these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company's trading activities are primarily with Mesirow Financial, Inc., RBC Dain Rauscher and Merrill Lynch. All securities transactions of the Company are cleared by these firms pursuant to customer agreements. At December 31, 2008, substantially all the investments in CDO securities are positions held with one of these brokers.

With respect to the Company's investments in CDO securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the CDO issuer will meet its obligations when they come due.

13. SUBSEQUENT EVENT

The Company is party to litigation that commenced in 2009 in the United States District Court for the Northern District of Illinois under the caption *Frederick J. Grede, not individually, but as Liquidation Trustee and Representative of the Estate of Sentinel Management Group, Inc. v. Delores E. Rodriguez, Barry C. Mohr, Jr., Jacques de Saint Phalle, Keefe, Bruyette & Woods, Inc., and Cohen & Company Securities, LLC.* The plaintiff in this case is the Liquidation Trustee for the Estate of Sentinel Management Group, Inc., or Sentinel, which filed a bankruptcy petition in August 2007. The liquidation trustee alleges that the Company sold Sentinel securities, mainly collateralized debt obligations, that the trustee contends were unsuitable for Sentinel and that the Company violated Section 10(b) of the Exchange Act and Rule 10b-5. The complaint also seeks relief under the Illinois Blue Sky Law, the Illinois Consumer Fraud Act, the United States Bankruptcy Code, and under common law theories of negligence and unjust enrichment. The Company is vigorously defending the claims.

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) as of and for the year ended December 31, 2007, and have issued our report (which contains an explanatory paragraph concerning the adoption of FASB Statements No. 157 and 159 on January 1, 2008) thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 21 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania

February 25, 2009

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2008
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net Capital Calculation

Net Capital		
Member's Capital	$	22,265
Deductions		
Non allowable assets		
Non allowable cash accounts		(2,327)
Receivables		(420)
Intangible assets, net		(40)
Tentative net capital		19,478
Haircuts on investments		(3,979)
Haircuts on money market funds		(27)
Undue concentration		(111)
Total Deductions		(4,117)
Net Capital		15,361
Minimum net capital required		347
Excess net capital	$	15,014
Aggregate indebtedness per balance sheet	$	5,206
Ratio of aggregate indebtedness to net capital		35%

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption for Sec Rule 15c3-3

Board of Managers
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen Brothers, LLC) (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania

February 25, 2009